File by Harmony Gold Mining Company Limited

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2(b)(2) of the

United States Securities Exchange Act of 1934, as amended

Subject Company: Gold Fields Limited

Commission File No. 001-31318

Date: October 18, 2004

HARMONY COMMENCES OFFER TO ACQUIRE GOLD FIELDS	Issued by Harmony Gold Mining Company Limited

Johannesburg, Monday 18 October 2004 - Harmony Gold Mining Company Limited (NYSE: HMY JSE: HAR) today announced its intention to make an offer to Gold Fields Limited (NYSE, JSE: GFI) shareholders to acquire the entire issued share capital of Gold Fields. The offer provides an immediate 29% premium calculated by comparing the closing Harmony price of R84.41 on 14 October 2004, multiplied by the proposed offer ratio (1:1.275), to the average of the daily volume weighted average price of Gold Fields shares on the JSE for the 30 business days prior to and including 14 October 2004.The offer values Gold Fields at $8.1 billion

Harmony is a South African gold mining company, built on a strategy of growth through acquisitions, organic growth and focused exploration. This strategy has resulted in the growth of Harmony’s attributable production from 650 000 ounces in 1995 to 3.3 million ounces per annum as at 30 June 2004 from operations in South Africa and Australasia.

“This transaction represents tremendous opportunities for stakeholders of both companies,” said Bernard Swanepoel, Chief Executive of Harmony. “The merger of Harmony and Gold Fields will create the world’s leading gold mining company based on production, reserves and resources and second largest by market capitalisation. Harmony has an extensive history of acquiring assets with turnaround potential and significantly enhancing their profitability. We calculate that we need a 15% cost reduction on Gold Fields’ SA assets to justify our premium from this source alone. This is consistent with our historic track record on acquired assets, including those from Gold Fields.”

The offer is contingent upon the elimination of the proposed transaction between Gold Fields and IAMGOLD, which Harmony believes is not in the best interest of Gold Field’s shareholders when compared to the benefits of a merger with Harmony.

18 October 2004

For more details contact:

Bernard Swanepoel

Chief Executive

on +27(0)83 303 9922

or

Ferdi Dippenaar

Marketing Director

on +27(0)82 807 3684

Investor Relations Officer

Corné Bobbert

Office: +27 11 684 0146

Mobile: +27(0)83 380 6614

cbobbert@harmony.co.za

Please visit

www.harmony.co.za to

download all documentation

on the Offer

JSE:         HAR

NYSE:     HMY

ISIN No.: ZAE000015228

Corporate Office: Suite No. 1 Private Bag X1 Melrose Arch Johannesburg South Africa 2076 T +27 (11) 684 0140 F +27 (11) 684 0188

www.harmony.co.za                     NYSE : HMY         JSE : HAR

“Our proposal,” continued Bernard, “allows Gold Fields shareholders to realize the true value of both the companies’ international and domestic assets, in addition to continued exposure to its range of international exploration assets. The immediate premium in our offer represents tangible value that can be realized today, rather than betting on a dubious re-rating scenario which is the foundation of the IAMGOLD transaction. In addition, the merged entity will be positioned to realize operating cost savings with a well-balanced and enviable spread of assets across the mine life cycle, allowing the combined company to continue its important dividend stream and to capitalize on a portfolio of projects for even greater future growth.”

“The combination offers Gold Fields shareholders the benefits of the proven “Harmony Way,” which will rescue certain Gold Fields assets from a premature harvest mode and place them back into growth mode, creating a recipe for sustainable value creation. Moreover, this transaction looks to the future of a robust South African production base, focusing on creating jobs, extending the life of the mines and ensuring its long-term sustainability. Our achievements in turning around so many mines and saving more than 48,000 jobs are proof that Harmony represents a better partner to Gold Fields shareholders.”

Harmony has always been creative and innovative in coming up with solutions to face what is described as a declining gold industry in South Africa. An example of this is the implementation of continuous operations (CONOPS) at many of its mines, which has improved productivity and saved jobs. “CONOPS has softened the effects of layoffs and has saved 10% to 12% of jobs in the company. We have reduced our cost per tonne profile and enhanced profitability,” he continued.

Harmony has received the full support of Norilsk, which currently owns 20% of Gold Fields and has undertaken to irrevocably vote its entire block of shares against the IAMGOLD transaction and to accept the Harmony proposal.

“We are extremely gratified that Norilsk recognizes the full potential of our proposed transaction. We look forward to working with them to maximize the value of this strategic combination, for the benefit of all shareholders,” continued Bernard.

In connection with today’s announcement, Harmony Chief Executive Bernard Swanepoel has submitted a letter to Gold Fields’ Board of Directors in which he expressed a desire to discuss the Harmony offer. In addition to the benefits described above, Harmony believes that its offer is an attractive alternative to the IAMGOLD transaction based on:

•	The significant operational cost savings from the application of the Harmony Way to Gold Fields’ assets;

•	Prevention of the disposal of the international asset portfolio and exploration portfolio at significantly less than fair value. The entire Gold Fields business will stay within a South African listing, allowing cash flows to be directed where they are needed;

•	Retained access to the existing asset portfolio and future growth opportunities both locally and internationally and the prospective exploration development potential;

•	Retained access to existing cash resources and future cash flows from which to fund capital expenditure, development and pay dividends;

•	Full financial flexibility, allowing for the optimum allocation of cash resources between all assets, whether in South Africa or elsewhere. The structure of the IAMGOLD transaction will make accessing the cash flows of the international assets difficult, while limiting Gold Fields’ own future activities to the SADC region would also stunt its growth prospects;

The creation, rather than the potential erosion, of value in South Africa, through the revitalization of Gold Fields’ South African asset portfolio;

Retention of a simple corporate structure avoiding any of the inefficiencies and discount implicit with the structure of the IAMGOLD transaction;

•	Full management control, further enhanced by access to Harmony’s management team, and their proven deal making skills and reputation as highly regarded gold mining operators; and

•	The creation of the world’s largest gold producer with global scale and the firepower to grow both the domestic and international businesses.

“This transaction is a logical continuation of our strategy of creating shareholder value. We will be a better-integrated company from exploration through to beneficiation. With the world’s largest reserve base, we will be able to compete on equal footing for reserve replacement ounces thereby ensuring our future growth. We have eight years of momentum and real delivery behind us,” concluded Bernard. ENDS

Issued by (direct line, mobile, email):

South Africa - Beachhead Media & Investor Relations
Jennifer Cohen	+27 (0)11 214 2401	+27 (0)82 468 6469	jennifer@bmsa.co.za
Patrick Lawlor	+27 (0)11 214 2410	+27 (0)82 459 6709	patrick@bmsa.co.za

United Kingdom – Financial Dynamics Business Communications
Nic Bennett	+44(0)207 269 7115	+44(0)7979 536 619	nic.bennett@fd.com
Charles Watenphul	+44(0)207 269 7216	+44(0)7866 438 013	charles.watenphul@fd.com

United States – Financial Dynamics Business Communications
Hollis Rafkin-Sax	+1 212 850 5789	+1 917 509 0255	hrafkin-sax@fd-us.com
Torie Pennington	+1 212 850 5629	+1 917 838 1369	tpennington@fd-us.com

Important Information

In connection with the proposed merger, Harmony will file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depository Shares (“ADSs”)) to be issued in exchange for Gold Fields ordinary shares held by holders located in the United States of America (“United States” or “US”) and for Gold Fields ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony in the US, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the US will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the US prior to the time the registration statement becomes effective. No offering of securities shall be made in the US except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the US and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony will file with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

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